CUSIP No. 369822101

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D/A (Amendment No. 12) Under the Securities Exchange Act of 1934
General Finance Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
369822101
(CUSIP Number)
Karl I. Swaidan Hahn & Hahn LLP 301 E. Colorado Boulevard, 9th Floor Pasadena, California 91101-1977 (626) 796-9123
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 6, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369822101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ronald L. Havner, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 2,000(1)
		8	SHARED VOTING POWER 5,472,600(2)(3)
		9	SOLE DISPOSITIVE POWER 2,000(1)
		10	SHARED DISPOSITIVE POWER 5,472,600(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,972,600(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%(4)
14	TYPE OF REPORTING PERSON IN
(1)
Ronald L. Havner, Jr. ("Mr. Havner") holds 2,000 shares of General Finance Corporation (the "Issuer") common stock ("Shares") in his individual name.
(2)
Mr. Havner and his wife, LeeAnn R. Havner ("Mrs. Havner"), are Co-Trustees of The Havner Family Trust (the "Trust").  The Trust owns 2,970,600 Shares.  As a Co-Trustee of the Trust, Mr. Havner may be deemed to beneficially own all of the Shares held by the Trust.
(3)
Mr. Havner and Mrs. Havner are the Managers of JCS Ventures II, LLC, a Delaware limited liability company ("JCS").  JCS owns 2,500,000 Shares.  As a Manager of JCS, Mr. Havner has shared voting and investment power with respect to the Shares owned by JCS.
(4)
Mr. Havner disclaims any beneficial ownership of the Shares owned by JCS.

CUSIP No. 369822101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LeeAnn R. Havner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 9,500(1)
		8	SHARED VOTING POWER 5,480,100(2)(3)
		9	SOLE DISPOSITIVE POWER 9,500(1)
		10	SHARED DISPOSITIVE POWER 5,480,100(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,980,100(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%(4)
14	TYPE OF REPORTING PERSON IN
(1)
LeeAnn R. Havner ("Mrs. Havner") holds 9,500 Shares in her individual name.
(2)
Mrs. Havner and her husband Ronald L. Havner, Jr. ("Mr. Havner"), are Co-Trustees of The Havner Family Trust (the "Trust").  The Trust owns 2,970,600 Shares.  As a Co-Trustee of the Trust, Mrs. Havner may be deemed to beneficially own all of the Shares held by the Trust.
(3)
Mr. and Mrs. Havner are the Managers of JCS Ventures II, LLC, a Delaware limited liability company ("JCS").  JCS owns 2,500,000 Shares.  As a Manager of JCS, Mrs. Havner has shared voting and investment power with respect to the Shares owned by JCS.
(4)
Mrs. Havner disclaims any beneficial ownership of the Shares owned by JCS.

CUSIP No. 369822101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Havner Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 2,970,600(1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 2,970,600(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,970,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON OO
(1)
The Trust owns 2,970,600 Shares.  Ronald L. Havner, Jr. and his wife, LeeAnn R. Havner, are the Co-Trustees of the Trust.

CUSIP No. 369822101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JCS Ventures II, LLC FEIN – 46-1451980
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 2,500,000(1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 2,500,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON OO
(1)
JCS Ventures II, LLC ("JCS") owns 2,500,000 Shares.  Ronald L. Havner, Jr. and his wife, LeeAnn R. Havner ("Mr. and Mrs. Havner"), are the Managers of JCS and, as such, have shared voting and investment power with respect to the Shares owned by JCS.  The Havner Family Trust contributed the 2,500,000 shares to JCS and then assigned its membership interests in JCS to the Trustees of three Delaware trusts.  Each of Mr. and Mrs. Havner's three children is a beneficiary of one of the Delaware trusts.  Mr. and Mrs. Havner disclaim any beneficial interest in the Shares owned by JCS.

CUSIP No. 369822101

SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 12 ("Amendment") amends and supplements the Statement on Schedule 13D originally filed on February 9, 2007, as amended by that certain Schedule 13D/A dated June 2, 2008, that certain Schedule 13D/A dated October 1, 2008, that certain Schedule 13D/A dated June 25, 2010, that certain Schedule 13D/A dated December 20, 2012, that certain Schedule 13D/A dated December 14, 2016, that certain Schedule 13D/A dated January 10, 2017, that certain Schedule 13D/A filed on August 22, 2017, that certain Schedule 13D/A filed on November 22, 2017, that certain Schedule 13D/A filed on April 5, 2018 and that certain Schedule 13D/A filed on May 24, 2018 (collectively, the "Schedule 13D") of JCS, Mr. Havner, Mrs. Havner and the Trust.  The securities to which this Amendment relates are shares of Common Stock, par value of $.0001 per share (the "Shares") of General Finance Corporation, a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 39 East Union Street, Pasadena, California 91103.  Except as set forth herein this Amendment does not modify any of the information previously reported in the Schedule 13D.  Unless otherwise indicated, all capitalized terms have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

This statement is being filed jointly by Ronald L. Havner, Jr. ("Mr. Havner"), LeeAnn R. Havner ("Mrs. Havner"), The Havner Family Trust (the "Trust"), and JCS Ventures II, LLC ("JCS") (collectively, the "Reporting Persons").  Neither the present filing nor anything contained herein shall be construed as an admission that JCS, the Trust or Mr. and Mrs. Havner constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that JCS, the Trust and Mr. and Mrs. Havner constitute a "group" for any purpose.

Mr. and Mrs. Havner are husband and wife and the Co-Trustees of the Trust and the Managers of JCS.  Each of the Reporting Persons has a business address c/o Public Storage, Inc., 701 Western Avenue, Glendale, California 91201.

Mr. Havner is the Chairman and former Chief Executive Officer of Public Storage, Inc., a fully integrated, self-administered and self-managed real estate investment trust that acquires, develops, owns and operates self-storage facilities which offer self-storage spaces for lease for personal and business use.  The principal business address of Public Storage, Inc. is 701 Western Avenue, Glendale, California 91201.  Mr. Havner is a citizen of the United States of America.

Mrs. Havner is a philanthropist and engaged in a variety of charitable activities.  Mrs. Havner is a citizen of the United States of America.

The Trust is a trust formed under the laws of the State of California.

JCS is a Delaware limited liability company.
During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such Filing Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 369822101

Item 3.	Source and Amount of Funds

Not Applicable

Item 4.	Purpose of Transaction

The Reporting Persons expect from time to time to acquire or dispose of additional Shares via open market transactions, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Shares.  However, there is no timetable or pre-arranged plan related to purchase or sale of additional Shares.  Such decisions will be made based on trading activity and the relative value of the Shares, as defined by market conditions, as each Reporting Person expects to continuously review such person's investment in the Issuer.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose or distribute some or all of its or his or her Shares or such other securities as it or he or she owns or may subsequently acquire depending on various factors, including but not limited to, the price of the Shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives.
Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that relates or would result in any of the transactions or other matters specified in Clauses (a) through (j) of Item 4 of Schedule 13D.  Each Reporting Person may, at any time and from time to time, review or reconsider its, his or her position and/or change its, his or her purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

During the last 60 days, the Trust has transferred 1,000,000 shares to JCS.

The percentages of beneficial ownership set forth in this Amendment for each of the Reporting Persons have been determined based on the 30,625,781 Shares outstanding as of April 30, 2020, as reported in the Issuer's Form 10-Q filed on May 5, 2020.

Mr. Havner.
(i)  Mr. Havner may be deemed to beneficially own 5,472,600 Shares representing approximately 17.87% of the outstanding common stock of the Issuer.  Mr. Havner is a Co-Trustee of the Trust and a Manager of JCS.  The Trust holds 2,970,600 Shares (the "Trust's Shares").  JCS holds 2,500,000 Shares (the "JCS Shares").  Mr. Havner holds 2,000 Shares in his individual name.
(ii)  Mr. Havner has the sole power to vote or direct the vote, and to dispose or to direct the disposition, with respect to 2,000 Shares held in his individual name.
(iii)  As Co-Trustees of the Trust, Mr. and Mrs. Havner share the power to vote or direct the vote, and to dispose or to direct the disposition, with respect to the Trust's Shares.
(iv)  As Managers of JCS, Mr. and Mrs. Havner share the power to vote or direct the vote, and to dispose or to direct the disposition, with respect to the JCS Shares.  Mr. Havner disclaims any beneficial ownership of the JCS Shares.

CUSIP No. 369822101

Mrs. Havner.
(i)  Mrs. Havner may be deemed to beneficially own 5,480,100 Shares representing approximately 17.89% of the outstanding common stock of the Issuer.  Mrs. Havner is a Co-Trustee of the Trust and a Manager of JCS.  Mrs. Havner holds 9,500 Shares in her individual name.
(ii)  Mrs. Havner has the sole power to vote or direct the vote, and to dispose or to direct the disposition, with respect to 9,500 Shares held in her individual name.
(iii)  As Co-Trustees of the Trust, Mr. and Mrs. Havner share the power to vote or direct the vote, and to dispose or to direct the disposition, with respect to the Trust's Shares.
(iv)  As Managers of JCS, Mr. and Mrs. Havner share the power to vote or direct the vote, and to dispose or to direct the disposition, with respect to the JCS Shares.  Mrs. Havner disclaims any beneficial ownership of the JCS Shares.

The Trust.
(i)  The Trust may be deemed to beneficially own 2,970,600 Shares representing approximately 9.7% of the outstanding common stock of the Issuer.
(ii)  Mr. and Mrs. Havner, as Co-Trustees of the Trust, share the power to vote or direct the vote, and to dispose or to direct the disposition, with respect to the Trust's Shares.

JCS.
(i)  JCS may be deemed to beneficially own 2,500,000 Shares representing approximately 8.2% of the outstanding common stock of the Issuer.
(ii)  Mr. and Mrs. Havner, as Managers of JCS, share the power to vote or direct the vote, and to dispose or to direct the disposition, with respect to the JCS Shares.  Mr. and Mrs. Havner disclaim any beneficial ownership of the JCS Shares.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit

Description of Exhibits

99.1

Agreement Required for Joint Filing Under Rule 13d-1(k)(1)

CUSIP No. 369822101

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 12, 2020

Signature:	/s/ Ronald L. Havner, Jr.

Name/Title:	Ronald L. Havner, Jr.

Signature:	/s/ LeeAnn R. Havner

Name/Title:	LeeAnn R. Havner

THE HAVNER FAMILY TRUST

Signature:	/s/ LeeAnn R. Havner

Name:	LeeAnn R. Havner
Title:	Trustee

Signature:	/s/ Ronald L. Havner, Jr.

Name:	Ronald L. Havner, Jr.
Title:	Trustee

JCS VENTURES II, LLC,
a Delaware limited liability company

Signature:	/s/ LeeAnn R. Havner

Name:	LeeAnn R. Havner
Title:	Manager

Signature:	/s/ Ronald L. Havner, Jr.

Name:	Ronald L. Havner, Jr.
Title:	Manager